Mail Stop 4561

May 8, 2007

Via U.S. Mail and Fax (011-86-535-465-2032)
Mr. Qu Shizhi
Chief Financial Officer
Yantai Dahua Holdings Company Limited
East of Muping
Yantai, Shandong, PRC

RE: **Yantai Dahua Holdings Company Limited**
Form 20-F for the period ended December 31, 2006
Filed March 14, 2007
File No. 0-50184

Dear Mr. Qu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Key Information

A. Selected Financial Data, Page 1

1.   Please revise your filing to include all information required by Form 20-F, Item 3.A., which includes presenting five years of financial data.

2.   Please revise of all of your EPS presentations throughout the filing to only present two decimal points. For 2006, EPS should be presented as $.02 and not $.017.

D. Risk Factors

Risks Related to Doing Business in China

The Currency Of Our Operating Subsidiary Is Not Freely Convertible, page 7

3.   Please explain to us why you have not included parent only financial statements because of the restricted net assets as required by Rule 5-04(c) of Regulation S-X [Schedule I].

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Financial Results, page 13

4.   Please revise your filing to include a comparison of fiscal year 2005 and 2004.

Fiscal year 2006 vs. Fiscal year 2005, page 13

5.   Please clarify if increase in the sales of light weight printing represents a shift is focus that will result in a future trend or if this situation is unique to 2006.

B. Liquidity and Capital Resources, page 14

6.   We noted that your Liquidity and Capital Resources discussion is, in part, a recitation of your cash flow in narrative form. In accordance with Item 303 of Regulation S-K, please revise to discuss the factors that drive cash flows rather than simply discuss the line items that appear on the cash flow statement. In addition, discuss those items which management specifically believes may be indicators of the company's liquidity condition in both the short term and long term.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information, page 20

7.   Please revise to correctly identify your independent auditor.

Report of Independent Registered Public Accounting Firm, page F-1

8.   Please have your auditor tell us how they determined that a going concern opinion was not required as you have had significant losses and you had negative cash as of December 31, 2006. For reference see AU Section 341.

9.   Please revise your filing to present three years of income statements, shareholders' equity and cash flow statements as required by Item 8.A.2 of Form 20-F.

Consolidated Statements of Cash Flows, page F-5

10.   Please tell us what is represented by the line item "new bank loans". The cash flow is negative and we would expect a cash inflow from new loans.

11.   Please tell us why amounts associated with the line item "repayment of amount borrowed" reflect cash inflows.

12.   Please revise your statement of cash flows to include your bank overdraft as a cash inflow from financing activities, resulting in a year-end cash balance of zero as reflected on your balance sheet.

Note 1 – Organization and Principal Activities, page F-6

13.   It appears that you are accounting for your 25% in Yantai Longxiang Paper Industry Limited (YLXP) using the equity method of accounting. Please tell us where you are recording your share of the income or losses of YLXP in your income statement. Also tell us where the investment in YLXP is recorded on your balance sheet.

14.   Please revise to provide a separate footnote that discusses your investment in YLXP in more detail and provide the disclosures required by paragraph 20 of APB 18.

15.   Please tell us how you determined that separate financial statements were not required for YLXP. See Rule 3-09 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation, page F-6

16.   We note that you consolidate wholly owned subsidiaries and variable interest entities. Please tell us which entity or entities are being consolidated based on FIN 46(R) and provide all of the required disclosures. For reference see FIN 46(R).

New accounting pronouncements, page F-10

17.   We note your reference to SFAS 123(R) and the fact that you do not believe the impact will be significant to the Company's overall results of operations or financial position. Since you were already required to adopt this pronouncement we would assume that you would already know whether it would have a material impact. Please tell us if you have an option plan with outstanding stock options.

Note 3. Provision for Income Taxes, page F-12

18.   Please revise your disclosure to discuss why you have incurred taxes despite your recurring losses.

Note 7 – Banking Facilities, page F-13

19.   Please revise to provide all of the significant terms of the various bank loans including interest rates, due dates and any acceleration clauses.

Note 8. Related Party Transactions, page F-14

20.   Please revise your disclosure to discuss the transactions that result in the amounts due to and from related parties, including stockholders.

Note 13 – Variable Interest Entities, page F-16

21.   Please tell us how this pronouncement is significant to your Company.

Exhibits 12.1 and 12.2

22.   We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file with your amendment to your Form 20-F certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief